Exhibit 99.11

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in Registration Statement No. 333-170295 on Form S-8 and to the use of our report dated March 9, 2011 relating to the consolidated financial statements of HudBay Minerals Inc. appearing in this Annual Report on Form 40-F of HudBay Minerals Inc. for the year ended December 31, 2010.

/s/ Deloitte & Touche LLP

Toronto, Canada
March 31, 2011	INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

LICENSED PUBLIC ACCOUNTANTS